Exhibit 99.1

ZK International Group Co., Ltd., Announces Closings of Initial Public Offering and
Listing on NASDAQ Under the Symbol ‘ZKIN’ Starting on September 1, 2017

Wenzhou, Zhejiang Province, People’s Republic of China, August 30, 2017 – ZK International Group Co., Ltd. (‘ZK International’) (NASDAQ: ZKIN), a manufacturer and engineer of high-performance stainless steel products for projects that require sophisticated water and gas pipeline systems predominately in China, today announced the closings of its initial public offering of 1,068,346 ordinary shares at an offering price of $5.00 per share. ZK International completed two closings on August 28, 2017 and August 30, 2017, respectively and received an aggregate of approximately $5,300,000 in gross proceeds before expenses. The shares are anticipated to begin trading on The NASDAQ Capital Market on September 1, 2017 under the symbol ‘ZKIN’.

Jiancong Huang, Chief Executive Officer of ZK International, commented, “We are honored to have closed our initial public offering and successfully finance the Company with just over $5.3 Million. The additional working capital will allow us to grow and execute on our business objectives. In China there is a commitment from the government and local municipalities to replace aging piping, while upgrading the piping used in new developments, especially in the high-growth Western Provinces of China. Today 85% of our piping is primarily used for clean water and secondarily to transport gas. Our piping could significantly impact the quality and safety of water being transmitted throughout China. Several major cities have launched programs to improve water supply systems by replacing existing plastic or copper pipes with new stainless-steel systems. ZK International is at the forefront of this movement with a growing backlog. As China continues to grow so too will ZKIN with the aspirations of bringing clean water to China one pipe at a time.”

Chairman Huang continued, “Our use of the NASDAQ IPO proceeds will be focused on increasing manufacturing capacity at our facility as well as hiring additional engineers to meet this demand. We look forward to communicating these and other exciting developments with our newest U.S. shareholders, as well as those who have supported ZK International over the years.”

The registration statement relating to the securities being sold in the offering was declared effective by the Securities and Exchange Commission on June 30, 2017. This offering is being made only by means of a prospectus. Copies of the final prospectus relating to this offering may be obtained from: Boustead Securities, LLC, Attention: Equity Capital Markets, 6 Venture, Suite 325, Irvine, CA 92618 USA, offerings@boustead1828.com, or by telephone at +1 949 502 4409.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under securities laws of any such state or jurisdiction.

Boustead Securities acted as the sole underwriter for the offering, Ortoli Rosenstadt LLP as counsel to the Company and Hunter Taubman Fischer & Li LLC as counsel to the underwriter.

For further information on the Company’s SEC filings please visit www.sec.gov.

About ZK International Group Co., Ltd.
ZK International is a leading manufacturer and engineer of high-performance stainless steel products for projects that require sophisticated water or gas pipeline systems. Leveraging its expertise, ZK International caters its products to infrastructure projects by urban planners, real estate developers, local governments and municipalities to bring communities reliable and durable gas and water transmission systems. The Company’s products including double-press thin-walled stainless steel tubes and fittings, carbon steel tubes and fittings and single-press tubes and fittings, are sold predominately in China, but are also exported and distributed in Europe and Southeast Asia. For more information please visit www.ZKInternationalGroup.com.

About Boustead Securities, LLC

Boustead Securities, LLC (“Boustead”) is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead’s core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States and around the world, Boustead's team moves quickly and provides a broad spectrum of sophisticated financial advice and services. For more information, visit http://www.boustead1828.com/

Safe Harbor Statement
This news release contains forward-looking statements, including without limitation statements regarding the use of proceeds received in ZK International’s initial public offering.  Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are described more fully in ZK International’s registration statement on Form F-1 that was filed with the SEC.  Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contact:

Di Chen, Board Secretary

PH: +86 0577-55560315

Investor Contact:

KCSA Strategic Communications

Valter Pinto, Senior Vice President

PH: +1 (212) 896-1254

ZKInternational@KCSA.com

Boustead Securities, LLC Contact:

Dan McClory, Managing Director, Head of China, and Head of Equity Capital Markets

+1 (949) 502-4408

dan@boustead1828.com